State of Delaware

Secretary of State

Division of Corporations

Delivered 03:42 PM 09/29/2026

FILED 03:42 PM 09/29/2026

SR 20264545619 - File Number 10787253

CERTIFICATE OF FORMATION

OF

Ark7 AIDC I, LLC

A DELAWARE SERIES LIMITED LIABILITY COMPANY

FIRST: The name of the limited liability company is: Ark7 AIDC I, LLC

SECOND: Its registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

THIRD: The limited liability company is established pursuant to the Delaware Limited Liability Company Act (the "Act") and, pursuant to Section 18-215 or Section 18-218 of that Act, may establish separate and distinct series of members, managers, and interests, each having separate rights, powers or duties with respect to specified property or obligations of the limited liability company or profits and losses associated with specified property or obligations. The debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable against the assets of such series only, and not against the assets of the limited liability company generally or any other series thereof, and none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the limited liability company generally or any other series thereof shall be enforceable against the assets of such series. These series may be established as "protected series" or "registered series" as such terms are used in the Act.

IN WITNESS WHEREOF, the undersigned, being fully authorized to execute and file this document have signed below and executed this Certificate of Formation.

/s/ Ling Yang

LING YANG, Authorized Person